FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of December, 2010

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

December 16, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX drills 9.1 metres of 1.092 g/t gold at Table Top in Nevada; additional assays pending.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received partial drill results from a recently completed core drill program at its wholly-owned Table Top gold project in Humboldt County, Nevada.   These preliminary results include an intercept of 9.1 m of 1.092 g/t Au in hole MT-15.

Max tested the down dip extension of the mineralized structure intersected in its drill program earlier this summer to a new depth in the 250-1,000 foot (76.2 – 304.8 meters) zone.  The drilling appears to have intersected the mineralized structure at depth in both drill holes.   The preliminary assay results are as follows:

Hole	Angle	Total Depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)

MT 14	-70 degrees	120.4	73.1	79.2	6.1	0.534

MT 15	-85 degrees	324.5	230.1	239.2	9.1	1.092

Hole MT-15 was drilled to a final depth of 1064.5 feet (324.5 m).  Assays received from MT-15 show ore grade mineralization (9.1 m of 1.092 g/t Au) starting at a depth of 230.1 m.  The drill core intervals immediately above this intercept were not sent for assay but appear to be visually similar to the ore grade intervals for which we now have assay results.  We believe that these adjoining intervals of similar material may also be mineralized; they are currently being split and sent for rush assay, with results to be reported as soon as available.

The dikes and silicified structures encountered in previous drilling along with visible stibnite crystals and pyrite continues to depth but the previously well defined three zones have now become harder to discern.  Besides the silicified structures, abundant argillically altered zones were also encountered in MT-15 which appear to correlate to the mineralized system and may be indicative of the mineralized area in MT-14.  These drill holes have confirmed that the mineralization not only extends to depth but also increases in width and grade and is not yet fully defined.

All mineralized core from this drill program was split and submitted for assay to Inspectorate America Corp, an ISO certified Laboratory in Reno, Nevada.

The vast majority of rock intercepted is near vertically dipping dolomitic mudstone, with lesser amounts of micritic limestone, calcareous siltstone and rare fossiliferous limestone.  Fine grained sericite and carbonate altered dikes were intersected in the three main mineralized zones and in some places completely engulfed the structural zones observed up-dip.  In places, a few beds of fine grained sandstone were intersected.

Sulfide mineralization is primarily pyrite in several forms including very fine grained dark brassy replacements mainly along lithologic contacts and bedding.  Rare but widespread stibnite is found as crystals to 4 mm long on contacts between calcite ± quartz veins and wall rock.  Dolomitic alteration is widespread; argillic alteration is concentrated in and around fault/ shear zones and areas of heavy sulfide mineralization and contains the gold mineralization.

The Table Top property is located 10 miles west of the town of Winnemucca, Nevada, just off of Interstate 80.  Table Top is along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  Along this trend is AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc.) immediately to the north, where drilling by Newmont continues to highlight the high-grade nature of near-surface gold mineralization.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three gold properties in Nevada being actively explored in 2010.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  January 3, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director